Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

December […], 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:
TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Geneva Advisors Mid Cap Growth Fund (S000043624)
Geneva Advisors Small Cap Opportunities Fund (S000043625)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of November 25, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 407 to its registration statement, filed on behalf of its series, Geneva Advisors Mid Cap Growth Fund and Geneva Advisors Small Cap Opportunities Fund (each a “Fund” and collectively the “Funds”).  PEA No. 407 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 11, 2013 for the purpose of adding the Funds as new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section (Both Funds)

1.	Staff Comment: In the Fees and Expenses of the Fund table, please combine the Shareholder Servicing Fee line item and the Distribution (Rule 12b-1) Fee line item into a single line item for each Fund.

Response:  The Trust responds by making the requested revision.  The Trust also notes it has eliminated the 0.10% Shareholder Servicing Fee for Institutional Class shares of the Funds entirely.

2.
Staff Comment:  Please confirm the Funds will have no acquired fund fees and expenses (“AFFE”) in their first year of operations, or that AFFE will be less than 0.01% and included in the “Other Expenses” line item of the Fees and Expenses of the Fund table.  If a Fund will have AFFE of 0.01% or more, please add a separate line item to the Fees and Expenses of the Fund table for the Fund to disclose these fees.

Response:  The Trust responds by stating supplementally that the Trust expects AFFE to be less than 0.01% in each Fund’s first year of operations, and has included AFFE in the calculation of “Other Expenses.”

3.
Staff Comment:  The Staff notes that Section 5 of the Operating Expense Limitation Agreement (the “Agreement”) between the Trust, on behalf of each Fund, and the Funds’ investment adviser, contains the following provision concerning termination of the Agreement: “This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.”  The Staff takes exception with the portion of this statement indicating that the Board’s consent will not be unreasonably withheld, noting that, pursuant to the requirements of Form N-1A, a fund may not reflect in the Fees and Expenses of the Fund table in its prospectus an fee waiver/expense reimbursement arrangement in any period during which the arrangement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser).

Response:  The Trust respectfully disagrees with the Staff’s comment.  Instruction 3(e) to Item 3 of Form N-1A requires that captions in the Fees and Expenses of the Fund table showing fee waivers and/or expense reimbursements and total annual fund operating expenses after fee waiver and/or expense reimbursements should be accompanied by the expected termination date of the arrangement and a description of who can terminate the arrangement and under what circumstances.  The adopting release for these requirements under Form N-1A1 (the “Adopting Release”) further provides that a fund may not include these additional captions if the expense reimbursement or fee waiver arrangement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.

The Fees and Expenses of the Fund tables for the Funds include the captions permitted by Instruction 3(e) to Item 3 of Form N-1A.  The Board of Trustees of the Trust has approved the Agreement for such terms as necessary to ensure that the term of the Agreement is as least as long as the one-year period covered by the current prospectus for the Funds.  The Trust respectfully notes that Section 5 of the Agreement does not give the investment adviser unilateral authority to terminate the agreement, as any request by the investment adviser can only be granted by an action of the Board of Trustees.  In addition, the Adopting Release does not prohibit termination of an arrangement disclosed pursuant to Instruction 3(e) to Item 3 prior to the one-year term of the prospectus, but instead indicates that in the event an arrangement is terminated, a fund would be expected to supplement its prospectus to inform shareholders and to eliminate the captions from the Fees and Expenses of the Fund table.  Section 5 of the Agreement provides that the only means of terminating the Agreement is by Board consent, and does not allow the Funds’ adviser to take any sort of unilateral action.

1 Enhanced Disclosure and New Prospectus Delivery Option For Registered Open-End Management Investment Companies, Release No. 33-8998 (January 13, 2009).

4.
Staff Comment:  Please revise the last sentence of Footnote 2 to the Fees and Expenses of the Fund table for each Fund, which states that the Funds’ investment adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation on each Fund’s expenses, to clarify that the reimbursements are subject to the limitation on each Fund’s expenses at the time of the waiver.

Response:  The Trust responds by revising the applicable sentence in Footnote 2 to the Fees and Expenses of the Fund table for each Fund to read as follows: “The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation on the Fund’s expenses in effect at the time of the waiver.”

5.
Staff Comment:  Please remove the following statement from the discussion of each Fund’s Principal Investment Strategies, as Form N-1A does not permit inclusion of negative strategies as part of a fund’s principal investment strategies:  “The Adviser normally does not engage in active trading of the Fund’s investments.”

Response:  The Trust responds by making the requested revision.

6.	Staff Comment: Please confirm whether the Adviser has previously managed a mutual fund, and if not, consider adding risk disclosure related to the Adviser’s inexperience.

Response:  The Trust responds by stating that the Adviser has previous experience managing mutual funds, and has served as the investment adviser to other series of the Trust, including the Geneva Advisors All Cap Growth Fund (since 2008), the Geneva Advisors Equity Income Fund (since 2010) and the Geneva Advisors International Growth Fund (since 2013).

Prospectus – Summary Section – Geneva Advisors Mid Cap Growth Fund

7.	Staff Comment: Please provide the range of market capitalizations included in the range of the Russell Midcap Growth Index.

Response:  The Trust responds by stating that, as of September 30, 2013, the range of market capitalizations of the Russell Midcap Growth Index was $744 million to $29 billion.

Prospectus - Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

8.
Staff Comment:  If a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is available on the Funds’ website, please state so in the disclosure under the sub-heading entitled “Disclosure of Portfolio Holdings,” per the requirements of Item 9(d) of Form N-1A.

Response:  The Trust responds by stating suplementally that a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is currently available only in the SAI, and is not separately included on the Funds’ website.

Prospectus – Management of the Funds

9.
Staff Comment:  Please revise disclosure regarding the inclusion of the discussion regarding the basis of the approval by the Board of Trustees of the Advisory Agreement in the Funds’ next semi-annual report to shareholders to specifically state the period covered by the report, as required by Item 10(a)(1)(iii).

Response:  The Trust responds by revising the applicable disclosure to state that the disclosure will be included in the semi-annual report covering the six-month period ending February 28, 2014.

10.
Staff Comment:  With respect to the discussion of Prior Performance of the Adviser’s Separate Accounts, please confirm that all accounts managed by the Adviser using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Mid Cap Growth Fund have been included in the Composite.

Response:  The Trust responds by confirming supplementally that the Adviser has included in the Composite all accounts managed by the Adviser using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Mid Cap Growth Fund.

11.
Staff Comment:  In the second paragraph of the discussion of Prior Performance of the Adviser’s Separate Accounts, the Staff believes the two statements as to whether the Composite returns would have been higher or lower had the performance returns been calculated using the same management fees as the Fund or using the standard method promulgated by the SEC to be confusing.  Please revise to provide a clear statement as to whether the Composite returns would have been higher or lower had they been calculated using the same methodology that will be applied when calculating the performance of the Fund.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“The International Composite and Mid Cap Composite returns were prepared by the Adviser in compliance with the Global Investment Performance Standards (GIPS).  The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs incurred by the accounts, and including reinvested distributions.  The private accounts comprising the International Composite and Mid Cap Composite are subject to an annual management fee of 1.50% of assets, paid quarterly.  When available, the average annual total return that will be disclosed in the Funds’ Prospectus for the International Growth Fund and Mid Cap Growth Fund will be computed using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the International Composite and Mid Cap Composite.  The performance returns of the International Composite and Mid Cap Composite would have been lower had they been calculated using the standard formula promulgated by the SEC.  The private accounts comprising the International Composite and Mid Cap Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code, as amended.  Additionally, if applicable, such limitations, requirements and restrictions might have adversely affected the performance returns of the International Composite and Mid Cap Composite.  Past performance of the International Composite and Mid Cap Composite is not necessarily indicative of the future performance results of the corresponding Funds.”

Please note the revised paragraph above incorporates references to the Adviser’s International Composite, as the Trust’s PEA No. […] includes prior performance information for the International Composite, an account similar to the Geneva Advisors International Growth Fund.

Prospectus – General Comment

12.
Staff Comment:  Please confirm the Funds’ registered independent public accounting firm has been selected and will be disclosed in a filing made pursuant to Rule 485(b) under the 1933 Act prior to the Funds’ effective date.

Response:  The Trust responds by confirming supplementally that the Funds’ registered independent public accounting firm has been selected and is included in disclosures made in the Prospectus and Statement of Additional Information included in the enclosed filing made pursuant to Rule 485(b) under the 1933 Act.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414)-765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers